July 23, 2025

Rajiv Shukla
Chief Executive Officer
Longevity Health Holdings, Inc.
2403 Sidney Street, Suite 300
Pittsburg, Pennsylvania 15203

       Re: Longevity Health Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40228
Dear Rajiv Shukla:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services